

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2015

<u>Via E-mail</u>
Philip Sawyer
Chief Executive Officer
Invuity, Inc.
444 De Haro Street
San Francisco, CA 94107

> **Re:** **Invuity, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2015**
> **File No. 333-203505**

Dear Mr. Sawyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Graphics</u>

1. Since your disclosure emphasizes the significant value of your products' ability to uniquely illuminate surgical spaces, it does not seem appropriate to depict artists' illustrations of these properties of your products. Please remove the illustrations or advise.

2. Likewise, your inclusion of a graphical representation of your product's illumination verses a competing product is based upon limited internal data that is not sufficiently explained in the graphic to provide an appropriately balanced presentation. Please revise or advise.

Prospectus Summary, page 1

3.   We note that in partial response to our prior comment number 4 you have provided us
        with copies of publications about competing devices that are at least 2 years old, and in
        many cases are almost 10 years old. Tell us why you believe that these publications are
        still relevant to the state of the art in competing technologies.

4.   We note your response to prior comment 3. Briefly explain the term "bench testing" the
        first time you use it.

Results of Operations, page 56

5.   We note your response to prior comment 8. Please tell us the amount of revenue
        attributable to your reusable devices and to your single-use optical waveguides, and
        please provide the relative growth rate in revenue for each of these for 2014 compared to
        2013. Also, please provide your analysis for whether this information should be included
        in your results of operations disclosure. Refer to Item 303(a)(3) of Regulation S-K.

Bench Testing, page 72

6.   We note your response to prior comment 12. Please tell us what fiber optic aspiration
        device you used to compare your product.

7.   Please expand your response to prior comment 13 by providing details regarding direct
        surgeon interaction and feedback from surgeons, especially as it relates to anterior hip
        arthroplasty procedures. For instance, how is the feedback obtained and documented,
        and who obtained it? Is it a questionnaire for customers? If so, what are the questions
        asked?

Surgeon Survey, page 81

8.   We note your response to prior comment 15. Please supplementally provide us with
        copies of this third party data.

Retrospective Analysis and Cost-effectiveness Study, page 81

9.   We note your added disclosure regarding the retrospective analysis and estimated cost-
        savings analysis studies. These studies appear to contain significant limitations and
        assumptions. Please disclose these limitations and assumptions in your registration
        statement as well as clarify that the studies only relate to breast procedures so that an
        investor without a medical background will be able to understand you disclosure. Also,
        tell us the assumptions underlying the cost breakdown of the procedure and the reduced
        malpractice premiums in the cost effectiveness study.

10.   Please tell us whether you commissioned these studies for use in connection with this registration statement. If so, please file the consent of the studies' authors exhibits. Refer to Rule 436(a) of the Securities Act of 1933.

11.   Clarify whether the advanced electrosurgery device for dissection and coagulation was used with both the A Cohort and the B Cohort.

12.   Please tell us how you calculated the 44 minute reduction in anesthesia time using a weighted average.

13.   It is unclear how you determined that use of your device did not contribute to the single case of superficial partial skin burn. Likewise, describe how the authors determined that the study results suggested a reduction in malpractice insurance would necessarily occur. Did they communicate directly with malpractice insurers?

Certain Relationships and Related Party Transactions, page 118

14.   Please expand your disclosure in response to prior comment 17 to disclose the prepayment penalty amounts in your registration statement.

Principal Stockholders, page 118

15.   We note your response to prior comment 20. Please revise your disclosure to provide the natural person or persons with voting or dispositive power for the shares of HealthCare Royalty Partners II.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   Steven Bochner
                    Wilson Sonsini Goodrich & Rosati